Exhibit 99.3

SUMMARY OF PROCEEDINGS OF THE 57TH ANNUAL GENERAL MEETING OF VEDANTA LIMITED HELD ON WEDNESDAY, AUGUST 10, 2022 THROUGH VIDEO CONFERENCING/OTHER AUDIO-VISUAL MEANS

The 57th Annual General Meeting (‘AGM/Meeting’) of the members of Vedanta Limited (the ‘Company’) was held on Wednesday, August 10, 2022 at 03:00 P.M. IST by way of Video Conferencing/Other Audio-Visual Means (‘VC/OAVM’) in accordance with the circulars issued by the Ministry of Corporate Affairs (‘MCA’) and the Securities and Exchange Board of India (‘SEBI’) in addition to the applicable provisions of Companies Act, 2013 (the ‘Act’) and SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (‘SEBI Listing Regulations’) and Rules made thereunder.

The Meeting commenced at 03:00 P.M. IST and concluded at 05:23 P.M. IST (including the time allowed for e-voting at the AGM).

Mr. Anil Agarwal, Chairman of the Board, chaired the Meeting and extended a warm welcome to all the members attending the meeting through VC/OAVM.

Before commencing the proceedings, the Chairman introduced the Board of Directors and Key Managerial Personnel of the Company present at the Meeting and confirmed that all directors were present at the Meeting except Ms. Padmini Sekhsaria who could not make it for the meeting due to some personal exigency and hence, leave of absence was granted to her. All the Panel Members attended from their respective locations. Further, the representatives of Statutory Auditors, Secretarial Auditors and the Scrutinizer for the Meeting were also present at the Meeting.

As per the records of attendance, 193 members attended the Meeting. The requisite quorum being present, the Chairman called the Meeting to order.

Ms. Prerna Halwasiya, Company Secretary & Compliance Officer of the Company, welcomed the members and briefed them on the general instructions relating to their participation at the Meeting through Audio-Visual means and also, that the Company had taken all feasible efforts under the current circumstances for conducting this AGM in a smooth manner to enable participation and voting through electronic mode. In this regard, the facility to view the proceedings of the Meeting was also made available for the members on the Company’s website and the website of National Securities Depository Limited (NSDL).

Members were further requested to refer to the Instructions provided in the Notice dated July 05, 2022 convening the Meeting (the ‘Notice’) and the FAQs available on the Company website and NSDL website for seamless participation through VC/OAVM.

It was also informed that as stated in the notes to Notice of this AGM, the statutory registers and documents required under the Act were available electronically for inspection by the members during the AGM by sending requests as per the guidelines in the Notice.

The Chairman then made his opening remarks and delivered his official address to the members. Post conclusion of the Chairman’s speech, the business items stated in the Notice were transacted.

With the consent of the members present at the Meeting, the Notice along with the Annual Report containing the Audited Financial Statements with Directors’ and Auditors’ Report for the year ended March 31, 2022 as sent to the members through electronic mode and available on the Company’s website, were taken as read. It was confirmed that the Auditors’ report does not contain any qualifications/modified opinion or adverse remarks.

Members were further informed that in compliance with the Act, the Company had provided the remote e-voting facility before and during the AGM to cast vote electronically on all the resolutions set forth in the Notice. The remote e-voting period before the date of AGM commenced on Friday, August 05, 2022 (09:00 A.M. IST) and ended on Tuesday, August 09, 2022 (05:00 P.M. IST). Members, who did not cast their votes electronically earlier, were also permitted to cast their votes during the course of Meeting through the e-voting system provided by NSDL as detailed in the Notice.

VEDANTA LIMITED

REGISTERED OFFICE: Vedanta Limited, 1st Floor, ‘C’ wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East),

Mumbai – 400093, Maharashtra, India | T +91 22 6643 4500 | F +91 22 6643 4530

CIN: L13209MH1965PLC291394

Sensitivity: Public (C4)

In terms of the Notice dated July 05, 2022, the following items of business were transacted at the Meeting:

S. No.	ITEM TRANSACTED	RESOLUTION

ORDINARY BUSINESS

1.	To receive, consider and adopt the audited standalone financial statements of the Company for the financial year ended 31 March 2022, and the reports of the Board of Directors and Auditors thereon	Ordinary

2.	To receive, consider and adopt the audited consolidated financial statements of the Company for the financial year ended 31 March 2022, and the report of the Auditors thereon	Ordinary

3.	To confirm the payment of first interim dividend of ₹ 18.50 per equity share i.e. 1850%, second interim dividend of ₹ 13.50 per equity share i.e. 1350% and third interim dividend of ₹ 13.00 per equity share i.e. 1300% aggregating to ₹ 45.00 on face value of ₹ 1/- each for the financial year ended 31 March 2022	Ordinary

4.	To re-appoint Ms. Priya Agarwal (DIN: 05162177), who retires by rotation and being eligible, offers herself for reappointment, as a Director	Ordinary

SPECIAL BUSINESS

5.	To consider and approve the reappointment of Mr. Akhilesh Joshi (DIN: 01920024) as a Non-Executive Independent Director for the second and final term of two (2) years effective from 01 July 2022 to 30 June 2024 of the Company	Special

6.	To approve entering into Material Related Party Transaction with Bharat Aluminium Company Limited (“BALCO”), a subsidiary of the Company	Ordinary

7.	To approve entering into Material Related Party Transaction with ESL Steel Limited (“ESL”), a subsidiary of the Company	Ordinary

8.	To approve entering into Material Related Party Transaction with Sterlite Power Transmission Limited (“SPTL”), a fellow subsidiary of the Company	Ordinary

9.	To ratify the remuneration of Cost Auditors for the financial year ended 31 March 2023	Ordinary

Members were given an opportunity to speak at the Meeting by registering themselves as the speaker as per the procedure detailed in the Notice. Members, who had registered before-hand and conveyed their willingness to speak at the Meeting, were sequentially invited to express their views or ask questions and seek clarification(s). Appropriate responses/ clarifications were provided to the questions/ queries raised by the members. Members were also provided the facility to post their suggestions, feedbacks or questions through a dedicated Chat box that was available below the Meeting screen during the conduct of the Meeting.

Post the Question & Answer Session, Chairman authorized Ms. Prerna Halwasiya to carry out the e-voting process and conclude the Meeting and further authorized her to declare the voting results, intimate the stock exchanges within the statutory timelines and place the same on the website of the Company.

The Chairman then extended his gratitude and appreciation to the members, Board of Directors, Auditors, and members of the management team for their continued support and for attending and participating in the Meeting.

The e-voting facility was kept open for next 15 minutes post the conclusion of the proceedings to enable the members to cast their votes.

The Board of Directors had appointed Mr. Upendra C. Shukla, Practicing Company Secretary (FCS No.2727, CP No.1654) as the Scrutinizer to supervise the e-voting process in a fair and transparent manner.

It was further confirmed that the requisite quorum was present throughout the Meeting.

VEDANTA LIMITED

REGISTERED OFFICE: Vedanta Limited, 1st Floor, ‘C’ wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East),

Mumbai – 400093, Maharashtra, India | T +91 22 6643 4500 | F +91 22 6643 4530

CIN: L13209MH1965PLC291394

Sensitivity: Public (C4)

The Meeting was concluded at 05:23 P.M. IST (including the time allowed for e-voting at AGM) with a vote of thanks to the members.

All the resolutions stated in the Notice were passed by the members with requisite majority.

The details of voting results on all resolutions set out in the Notice and the Consolidated Report as received from the Scrutinizer are placed as Annexure-I and Annexure-II respectively and also available on the Company website at www.vedantalimited.com, on the website of NSDL at www.evoting.nsdl.com and on website of the stock exchanges www.nseindia.com and www.bseindia.com.

This is for your information and records.

For Vedanta Limited

Prerna Halwasiya

Company Secretary & Compliance Officer

VEDANTA LIMITED

REGISTERED OFFICE: Vedanta Limited, 1st Floor, ‘C’ wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East),

Mumbai – 400093, Maharashtra, India | T +91 22 6643 4500 | F +91 22 6643 4530

CIN: L13209MH1965PLC291394

Sensitivity: Public (C4)